February 2, 2005

Mail Stop 0510


By U.S. Mail.

Samuel S. Scruggs
Executive Vice President, General Counsel and
Secretary
Huntsman Corporation
500 Huntsman Way
Salt Lake City, UT 84108

Re: 	Huntsman Corporation
	Form S-1, amendment number 2, filed January 28, 2005
	File No. 333-120749

Dear Mr. Scruggs:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. Please separately disclose the maximum aggregate offering price for the common stock and the preferred stock. When relying on Rule
457(o), except when using the unallocated shelf procedure available to Form S-3-eligible companies, the aggregate dollar amount associated with each class of securities offered must be disclosed in the "Calculation of Registration Fee" table. See SEC Release No. 33-
7168 (May 11, 1995). Please also indicate the amount of common shares you are registering for issuance upon conversion of the preferred stock.

Dilution, page 35

2. Please revise the dilution table to include the shares underlying options that officers, directors and affiliates have the right to acquire. Refer to Item 506 of Regulation S-K.

Management`s Discussion and Analysis, page
Restructuring and Plant Closing Costs, page 85

3. We note your response and revised disclosure for prior comment
8.
However, it does not appear that your disclosure provides the information requested. For each restructuring activity that remains in process as of September 30, 2004, please state the reasonably likely effects these activities may have on future earnings and cash flows, including quantification of these reasonably likely effects and when the effects are expected to be realized. We note that for your 2004 activities, you state that you should recover your restructuring and plant closing costs within one to two years. While important information, your disclosure does not convey to an investor
how these activities are going to impact future earnings and cash
flows.   Refer to SAB Topic 5:P.4 for guidance.

Principal and Selling Stockholders, page 163

4. We reissue our prior comment 12. The requested information still appears to be missing.

Huntsman Holdings, LLC financial statements for the nine-months ended
September 30, 2004 and the year ended December 31, 2003

2.  Summary of Significant Accounting Policies, Revenue
Recognition

5. We note the analysis you prepared in response to prior comment
16
for the impact of recognizing revenue at the time shipment is made rather than based on the actual sales terms and have the following additional comments.

* It does not appear appropriate to us to assess this impact using pro forma financial information. Please revise your analysis using information derived from Huntsman`s historical financial statements and assess the materiality of such analysis to each historical interim and annual period presented.
* Please provide us with a similar analysis of the impact on HIH and
Adman`s standalone financial statements. This analysis should clearly demonstrate the impact of recognizing revenue at the time of shipment instead of in accordance with the sales terms on HIH and Adman`s total sales and total operating income for each historical period presented.
* If the revised above analysis for HIH demonstrates that the impact of recognizing revenue at the time of shipment versus the actual sales terms for each period presented is not material to HIH, please remove the term "generally" from High`s revenue recognition accounting policy.
* Please revise your policy to indicate when title passes.

21.  Commitments and Contingencies, Legal Matters

6. We note your response to prior comment 21 and have the following additional comments regarding your asbestos contingencies.

* We note that your disclosures and accruals for asbestos exposure lawsuits only address claims for which a prior owner has not accepted defense under Huntsman Lilac`s indemnity agreements. Unless you can demonstrate that you have been legally released from being the primary obligor under these asbestos related lawsuits, we believe you must revise your disclosure and accounting to address all asbestos claims filed against you. In this regard, your disclosures and accounting should be revised to address the following:
o Record your estimated liability without regard to the indemnity agreement. In this regard, you state that "Among the 49 claims pending against us as of September 30, 2004...Huntsman does not have sufficient information at the present time to estimate any liability for these claims." Please revise your disclosure to address your estimated legal liability regarding all claims currently pending against you. In this regard, given the historical payments made by your indemnities, it would not appear reasonable to us for you to conclude that the minimum amount of your range of loss is zero. Your disclosure should also address the extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency.
o To the extent that you have probable recoveries under your indemnity agreement, you should record them on a gross basis.
o Your SAB Topic 5Y disclosures, including the roll forward of lawsuits for each period presented; the amount or range of amounts claimed for each lawsuit for each period presented; and the aggregate costs and settlement amounts for each period presented must be presented for all claims, whether indemnified or not.
* If applicable, disclose the maximum amount Chevron Texaco will indemnify you under the agreement.

7. We note your response to prior comment 22. Please revise your filing to state that with regard to your the alleged property damage and personal injury based upon exposure to toxic air emissions almost all of the claims filed do not contain the amount of the damages being sought. For those claims that do include the amount of damages being sought, disclose the amount or range along with the number of claims the amount or range relates.

8. We note your response and revised disclosure for prior comment
23
regarding your discoloration claims. Please revise your disclosure to indicate the amount you have accrued. Also address the extent to which unasserted claims are reflected in your accrual or may affect the magnitude of the contingency. Refer to Question 2 of SAB Topic
5: Y for guidance.

Exhibit 5.1 - Draft Legal Opinion

9. Please file your legal opinion with your next amendment.

10. The legality opinion contemplates delivery of Convertible
Preferred Stock.   Please revise the opinion to remove this
reference, as we understand that these securities will be issued in book-entry form only.

11. Please revise your opinion at (c) to include the shares of common stock into which your Convertible Preferred Stock converts.

12. Please explain what you mean by "and related matters" in your opinions at (a) and (c) or delete this language.

13. We reissue our comment 27 with respect to your assumption in opinion (c) (i).



*	* 	*

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to Tracey
Houser at
(202) 942-1989, or in her absence, to Jeanne Baker, Assistant
Chief
Accountant at
(202) 942-1835. Direct questions on other disclosure issues to Lesli
Sheppard at (202) 942-1887 or the undersigned at (202) 942-1950.


					Sincerely,



      Pamela A. Long
					Assistant Director


cc:	Jeffery B. Floyd (via facsimile 713/615-5655)
	Vinson & Elkins L.L.P.
	1001 Fannin, Suite 2300
	Houston, TX 77002




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Samuel D. Scruggs
Huntsman Corporation
Page 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE